Filed by Webster Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Webster Financial Corporation

Commission File No.: 001-31486

Date: April 29, 2026

The following communication was made by Webster Financial Corporation (“Webster”) on April 29, 2026 in connection with the proposed acquisition of Webster by Banco Santander, S.A.

Communication to All Employees

The following announcement was distributed to all employees of Webster.

Good morning Colleagues,

As we make solid progress with our work to bring our two organizations together, we continue to gain more confidence in our ability to build a more resilient and competitive franchise in the US. Our integration program – supported by the Joint Integration Steering Committee and the Integration Management Office – is driving a coordinated effort to ensure readiness to operate as a combined organization on LD1.

As a follow up to the lines of business leadership announcements earlier this month, we want to share the leadership appointments for our corporate functions that will take effect following the closing of the transaction.

All corporate function heads will report to Christiana Riley as President and CEO of Santander US, and jointly to me in my role as CEO of Santander Bank, N.A., wherever the dual responsibilities between SHUSA and SBNA apply.

Support Function	Leader

Chief Operating Officer

As previously announced in February, Luis Massiani will be the Chief Operating Officer of Santander US with responsibility for leading the integration, reporting to both me and to Christiana Riley. He will also have a reporting line to Juan Olaizola, Santander Group Chief Operating & Technology Officer.

Luis will have responsibility for our joint Technology & Operations teams, among other areas, following the close of the transaction.

The following leaders will report directly to Luis effective post-closing:

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Ignacio Sarquis of Santander will serve as Retail, Commercial & Digital Banking CIO, leading the teams who manage and deliver solutions for these core business areas of the combined organization.

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Vikram Nafde will serve as Chief Technology Officer, managing all technology shared services across the combined organization, including US Infrastructure, Data and Architecture.

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Bobby Mehra, Xavier Curtois, and Jose Oliveros of Santander will continue to serve as Auto, CIB and Wealth CIOs, respectively.

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Alberto Hernandez of Santander will continue to serve as Chief Information Security Officer.

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Stacey Nash of Santander will continue to lead our joint Operations teams.

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Anh Duong of Santander will continue to serve as COO of Technology & Operations.

•

Ben Krynick will serve as Technology & Operations Integration Lead, working closely with the Integration Management Office and T&O leaders as we integrate our companies.

Patryk Nowakowski, Santander’s current Head of Technology & Operations, has decided to leave the firm later this year. He will continue in his role through the close of the transaction and, following closing, will support a smooth transition. Upon joining Santander’s U.S. business in January 2025, Patryk stepped into T&O at a pivotal moment, sharpening execution, prioritizing, and delivering at scale. His leadership has been instrumental in supporting the continued growth of Openbank and accelerating the build-out of Santander’s Quincy technology hub.

Risk

RL Prasad, Santander’s current Chief Risk Officer, will continue to serve as Chief Risk Officer of the combined organization post-closing.

Jason Soto, will become Chief Credit Risk Officer for the Retail & Commercial Bank, following the transaction’s close. Jason will report to me and Elizabeth Sousa, Santander’s US Chief Credit Risk Officer, and bring the continuity of his expertise in this important business line for our joint organization. Colleagues across Liz’s and Jason’s organizations will continue in their current reporting structures as we work through thoughtful organizational alignment in the coming months.

Jason Schugel will work with RL and his teams over the coming months to ensure a seamless transition of his responsibilities following the close of the transaction. As our Chief Risk Officer, Jason has played a pivotal role in strengthening Webster’s widely recognized risk program that has safeguarded our company through an evolving and complex regulatory environment.

Strategy & Corporate Development	Pablo del Campo, Santander’s current Chief Strategy Officer, will continue in this role following the close of the transaction. Pablo will oversee strategy, corporate development, the Santander US CEO Office teams and functions, and transitional support of the Integration Management Office.

Strategic Execution	Peter Kapp will be the Head of Strategic Execution for Santander US, reporting to Christiana Riley and will oversee a portfolio of key initiatives requiring alignment and execution across our combined business and functional areas. In addition, he will manage the joint Category III compliance program and legal entity simplification effort. He will also continue to serve as co-head of the Integration Management Office and report to Luis in that capacity.

Legal

Kristy Berner will become Chief Legal Officer overseeing all legal operations supporting Santander’s entities, businesses and functions across the US post-closing.

Kristy succeeds Brian Yoshida who is retiring from Santander following his tenure of managing the legal organization and advising Santander through a period of significant growth and transformation. Brian will continue to lead the US Legal function through the close of the transaction. Following closing, we will implement a thoughtful and structured transition plan to ensure continuity and to position the team for continued success.

Corporate Affairs

Eva Radtke, Santander’s current Chief Communications Officer, will lead our joint organization and oversee Communications (internal and external), Corporate Social Responsibility, CRA/Community Engagement and Sustainability.

Marissa Weidner will report to Eva and will initially focus on the important effort of aligning our integration-related communications. Marissa will also place particular emphasis on aligning the community investment and engagement strategies between our banks to incorporate long-standing commitments to communities served by Webster. In this capacity, Marissa will also have a dual reporting line to me.

Finance

JC Alvarez, Santander’s current Chief Financial Officer, will serve as Chief Financial Officer for the combined company post-closing.

Neal Holland will work with JC and both finance organizations through early next year to support a seamless financial integration.

People & Culture

Oriol Foz, Santander’s current Chief People & Culture Officer, will continue in this role, and oversee all human resources activities for Santander businesses and legal entities in the US.

Following a distinguished, 35+ year career in HR within the banking industry, Javier Evans has decided to retire at transaction close. Javier has been a transformational HR leader modernizing the function to meet the evolving needs of our business and colleagues, while also playing a critical role in embedding inclusion and belonging into our culture. His leadership and dedication will have a lasting impact on our organization.

Audit

Borja Guisasola, Santander’s current Chief Audit Executive, will continue as Chief Audit Executive of the combined organization post-closing.

Elzbieta Cieslik will also be retiring following a 14-year tenure with Webster. Through thoughtful and disciplined leadership, she transformed the internal audit function into a trusted partner to management and the Board, strengthening the bank’s system of internal control and enterprise risk management practices. Her efforts improved transparency, reinforced sound governance, and helped ensure the organization was well prepared to meet heightened regulatory and supervisory expectations.

Marketing

Cenk Bulbul, Santander’s current Chief Marketing Officer for Retail and Digital Banking, will remain in this role post-closing. He will also continue to evolve our marketing model by building five enterprise-wide CoEs to centralize key marketing capabilities to support all businesses: Creative Studio, Brand & Sponsorships, Marketing Technology, Research & Insights, and Media Buying.

Marketing strategy and execution for each line of business and product will remain within the individual business units, supported by dedicated teams and resources.

I want to thank Jason Schugel, Neal, Javier and Elzbieta for the important roles they have played in scaling our organization and earning us a positive reputation for integrity and excellence throughout the industry. We are deeply grateful for their leadership, dedication, and service, and wish each of them all the very best in the future endeavors.

While these announcements are important to help us ready our combined organization, we realize these times of transition can bring a level of uncertainty and concern. Please be assured that we will continue to communicate openly and provide updates as decisions are finalized.

Remember that until the transaction closes, Santander and Webster continue to operate as separate, independent entities. While integration planning is both permitted and necessary, integration execution will begin only after all required shareholder and regulatory approvals have been obtained and the transaction has officially closed.

Please join me this afternoon for our executive briefing at 1 p.m. Luis and Neal will join me in providing a brief update on our quarterly performance and additional updates on our integration planning progress.

As we move forward with our executive management team for the combined company, I want to thank you for your commitment and professionalism that have made a meaningful difference during this period of change. Your contributions are ensuring a strong foundation for the future we are building together.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this communication. By making this communication available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever.

FORWARD-LOOKING STATEMENTS

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “achieve,” “anticipate,” “assume,” “believe,” “could,” “deliver,” “drive,” “enhance,” “estimate,” “expect,” “focus,” “future,” “goal,” “grow,” “guidance,” “intend,” “may,” “might,” “plan,” “position,” “potential,” “predict,” “project,” “opportunity,” “outlook,” “should,” “strategy,” “target,” “trajectory,” “trend,” “will,” “would,” and other similar words and expressions or the negative of such terms or other comparable terminology. Forward-looking statements include, but are not limited to, statements about business strategy, goals and objectives, projected financial and operating results, including outlook for future growth, and future share dividends, share repurchases and other uses of capital. These statements are not historical facts, but instead represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. As forward-looking statements involve significant risks and uncertainties, readers are cautioned not to place undue reliance on such statements.

Webster Financial Corporation’s (“Webster”) and Banco Santander, S.A.’s (“Banco Santander”) actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Banco Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Banco Santander’s filings with the U.S. Securities and Exchange Commission (the “SEC”): (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Banco Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Banco Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Banco Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Banco Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Banco Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Banco Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Banco Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”) in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Banco Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Banco Santander; (14) the extent to which Webster’s or Banco Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Banco Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Banco Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction of expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Banco Santander including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made.

Webster and Banco Santander undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except to the extent required by law. These and other important factors, including those discussed under “Risk Factors” in Webster’s Annual Report on Form 10-K for the year ended December 31, 2025, as amended (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133726000008/wbs-20251231.htm and https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133726000011/wbs-20251231.htm), and in Banco Santander’s Annual Report on Form 20-F for the year ended December 31, 2025 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147826000030/san-20251231.htm), as well as Webster’s and Banco Santander’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Webster and Banco Santander disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

Banco Santander filed a registration statement on Form F-4 with the SEC on March 12, 2026 (available at: https://www.sec.gov/Archives/edgar/data/891478/000114036126009200/ny20067167x1_f4.htm), and an amendment thereto on April 20, 2026 (available at: https://www.sec.gov/Archives/edgar/data/891478/000114036126015621/ny20067167x3_f4a.htm), to register the ADSs that will be issued to Webster’s stockholders in connection with the Transaction. The registration statement includes a proxy statement of Webster that also constitutes a prospectus of Banco Santander. The registration statement was declared effective on April 22, 2026. Banco Santander filed a prospectus on April 23, 2026 (available at: https://www.sec.gov/Archives/edgar/data/891478/000114036126016431/ny20067167x5_424b3.htm), and Webster filed a definitive proxy statement on April 23, 2026 (available at: https://www.sec.gov/Archives/edgar/data/801337/000114036126016415/ny20070640x1_defm14a.htm). Webster commenced mailing of the definitive proxy statement/prospectus to Webster’s stockholders on or about April 24, 2026.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, BANCO SANTANDER, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Banco Santander through the website maintained by the SEC at https://www.sec.gov or by contacting the investor relations department of Webster and Banco Santander at:

Webster Financial Corporation	Banco Santander, S.A.
200 Elm Street	Ciudad Grupo Santander
Stamford, Connecticut 06902 Attention: Investor Relations eharmon@websterbank.com	28660 Boadilla del Monte Spain Attention: Investor Relations investor@gruposantander.com
(212) 309-7646	+34 912899239

PARTICIPANTS IN THE SOLICITATION

Webster, Banco Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of Webster and Banco Santander is set forth in (i) Webster’s Amendment No. 1 to its Annual Report on Form 10-K for the year ending December 31, 2025, including under the headings entitled “Director Independence”, “Non-Employee Director Compensation and Stock Ownership Guidelines”, “Compensation and Human Resources Committee Interlocks and Insider Participation”, “Executive Compensation”, “2025 Pay Versus Performance” and “Security Ownership of Certain Beneficial Owners and Management”, which was filed with the SEC on April 24, 2026 and is available at

https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133726000011/wbs-20251231.htm, and (ii) Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2025, including under the headings entitled “Directors and Senior Management”, “Compensation”, “Share Ownership” and “Majority Shareholders and Related Party Transactions”, which was filed with the SEC on February 27, 2026 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147826000030/san-20251231.htm. To the extent holdings of each of Webster’s or Banco Santander’s securities by its directors or executive officers have changed since the amounts set forth in Webster’s Amendment No. 1 to its Annual Report on Form 10-K for the year ending December 31, 2025 and in Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2025, such changes have been or will be reflected on Webster’s Statements of Change of Ownership on Form 4 filed with the SEC and on Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2026.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus of Webster and Banco Santander and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.